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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alexandria Real Estate Equities, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Senior Convertible Notes due 2029
(Title of Class of Securities)

015271 AB5
(CUSIP Number of Class of Securities)

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:
Kenneth E. Kohler Morrison & Foerster LLP 555 West Fifth Street, 35th Floor Los Angeles, California 90013 (213) 892-5200	Anthony A. Lopez III Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-4950

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$399,450,000	$28,481

(1)
Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(f)(1) and (3) under the Securities Act of 1933, as amended, and based on (a) the product of (i) $1,844.375, the average of the bid and ask price for each $1,000 principal amount of Convertible Notes on May 12, 2010, and (ii) the quotient of (x) $240,000,000, the aggregate principal amount at maturity of Convertible Notes which are sought for exchange, and (y) $1,000, less (b) $43,200,000, the maximum aggregate amount of cash to be paid by the Registrant pursuant to the Exchange Offer, assuming that the Exchange Offer is fully subscribed by holders of the Convertible Notes (including payment of accrued interest on the Convertible Notes).

(2)
The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0000713 by the aggregate Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $28,481

  Form or Registration No.: Form S-4

  Filing Party: Alexandria Real Estate Equities, Inc.

  Date Filed: May 14, 2010

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

SCHEDULE TO

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 14, 2010, as amended on June 4, 2010 and June 7, 2010, by Alexandria Real Estate Equities, Inc., a Maryland corporation (the "Company"), relating to an offer (the "Exchange Offer") by the Company to exchange any and all of its outstanding 8.00% Senior Convertible Notes due 2029 (the "Convertible Notes") for the following consideration per $1,000 principal amount of Convertible Notes: (i) 24.1546 shares of the Company's common stock, (ii) a cash payment of $180.00, and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.

        The Exchange Offer was made upon the terms and subject to the conditions set forth in the prospectus dated June 7, 2010 (the "Prospectus"), which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-166817) filed with the Securities and Exchange Commission (the "SEC") on May 14, 2010, as amended by Amendment No. 1 thereto filed on June 4, 2010 (the "Registration Statement"), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto. The Registration Statement was declared effective by the Securities and Exchange Commission as of June 7, 2010.

        This Amendment No. 3 to Schedule TO is the final amendment to the Schedule TO. The Schedule TO is hereby amended and supplemented by this Amendment No. 3 to the Schedule TO as follows:

Item 4.    Terms of the Transaction

        Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

        The Exchange Offer expired at 11:59 p.m., New York City Time, on June 11, 2010 (the "Expiration Date"). On June 14, 2010, the Company announced that $232,679,000 aggregate principal amount of Convertible Notes, representing 96.95% of the outstanding Convertible Notes, were validly tendered in the Exchange Offer and not withdrawn as of the Expiration Date. The Company accepted for payment all Convertible Notes validly tendered and not withdrawn in the Exchange Offer and the settlement will be made promptly in accordance with the terms of the Exchange Offer.

        The full text of the Company's press release relating to the announcement of the expiration and results of the Exchange Offer is Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended by inserting the following:

Exhibit	Description
(a)(5)(i)	Press Release, dated May 14, 2010 (incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on May 14, 2010)
(a)(5)(ii)	Press Release, dated June 14, 2010 (incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on June 14, 2010)

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Date: June 14, 2010	By:	/s/ DEAN A. SHIGENAGA
	Name:	Dean A. Shigenaga
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Prospectus, dated June 7, 2010 (incorporated by reference to the Company's prospectus filed with the SEC on June 7, 2010 pursuant to Rule 424(b)(3) under the Securities Act of 1933 (Registration No. 333-166817))
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company's registration statement on Form S-4 filed with the SEC on May 14, 2010)
(a)(5)(i)	Press Release, dated May 14, 2010 (incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on May 14, 2010)
(a)(5)(ii)	Press Release, dated June 14, 2010 (incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed with the SEC on June 14, 2010)
(b)(i)
Second Amended and Restated Credit Agreement as of October 31, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(ii)
First Amendment to Second Amended and Restated Credit Agreement as of December 1, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(iii)
Second Amendment to Second Amended and Restated Credit Agreement as of May 2, 2007, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Lender, L/C Issuer, and Swing Line Lender, Citicorp North America Inc. as Syndication Agent, The Bank of Nova Scotia, The Royal Bank of Scotland, PLC, Eurohypo AG, New York Branch, and HSH Nordbank AG New York Branch, as Co-Documentation Agents filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 9, 2007
(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Company's registration statement on Form S-4 filed with the SEC on May 14, 2010)
(d)(ii)
Indenture, dated January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust company, as Trustee filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 19, 2007
(d)(iii)
Registration Rights Agreement, dated as of January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., UBS Securities LLC., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 18, 2007

Exhibit	Description
(d)(iv)	Indenture, dated as of April 27, 2009, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 10, 2009
(d)(v)	Amended and Restated 1997 Stock Award and Incentive Plan of the Company, dated May 27, 2010, filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on June 2, 2010
(d)(vi)
Form of Non-Employee Director Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(vii)
Form of Incentive Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(viii)
Form of Nonqualified Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(ix)
Form of Employee Restricted Stock Agreement for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(x)
Form of Independent Contractor Restricted Stock Agreement for use in connection with shares of restricted stock issued to independent contractors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(xi)
The Company's 2000 Deferred Compensation Plan, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(d)(xii)
The Company's 2000 Deferred Compensation Plan for Directors, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(h)	Tax Opinion of Morrison & Foerster LLP (incorporated by reference to Exhibit 8.1 to the Company's registration statement on Form S-4 filed with the SEC on May 14, 2010).